Exhibit 99.1

CyberArk Announces Strong Second Quarter 2024 Results
Results Exceeded all Guided Metrics
Subscription Portion of Annual Recurring Revenue (ARR) Grew 50% Year-Over-Year to $677 million
Total ARR Grew 33% Year-Over-Year to $868 million
Subscription Revenue Grew 49% Year-Over-Year to $158.4 million
Total Revenue Grew 28% Year-Over-Year Reaching a Record of $224.7 million
Net Cash Provided by Operating Activities for the Six Months Ended June 30, 2024 of $113.0 million
Company Raises Full Year Guidance Across all Metrics

Newton, Mass. and Petach Tikva, Israel – August 8, 2024 – CyberArk (NASDAQ: CYBR), the identity security company, today announced strong financial results for the second quarter ended June 30, 2024.

“We had a strong quarter, posting record revenue and increasing our profitability, resulting in CyberArk again outperforming our guidance across all metrics,” said Matt Cohen, CyberArk’s Chief Executive Officer. “With the explosion of new identities, new environments, and new attack methods, a new paradigm is needed to protect every identity – human or machine – with the right level of privilege controls. Customers are consolidating on our platform, driving land and expand, as evidenced by the 245 new logos we signed and our net new Subscription ARR of $56 million. Our consistent performance puts us in an elite class of companies that deliver 25 plus percent topline growth, strong profitability and cash flow margins. Given the mission-critical nature of identity security and durable demand for our platform, we are confidently raising our guidance for the full year 2024. We have a tremendous opportunity ahead of us and are well positioned to deliver strong long-term profitable growth.”

Financial Summary for the Second Quarter Ended June 30, 2024
•	Subscription revenue was $158.4 million in the second quarter of 2024, an increase of 49 percent from $106.2 million in the second quarter of 2023.
•	Maintenance and professional services revenue was $62.7 million in the second quarter of 2024, compared to $64.6 million in the second quarter of 2023.
•	Perpetual license revenue was $3.6 million in the second quarter of 2024, compared to $5.1 million in the second quarter of 2023.
•	Total revenue was $224.7 million in the second quarter of 2024, up 28 percent from $175.8 million in the second quarter of 2023.
•
GAAP operating loss was $(24.0) million compared to GAAP operating loss of $(39.9) million in the same period last year. Non-GAAP operating income was $23.7 million compared to non-GAAP operating loss of $(5.6) million, in the same period last year.

•
GAAP net loss was $(12.9) million, or $(0.30) per basic and diluted share, compared to GAAP net loss of $(25.8) million, or $(0.62) per basic and diluted share, in the same period last year. Non-GAAP net income was $26.1 million, or $0.54 per diluted share, compared to non-GAAP net income of $1.3 million, or $0.03 per diluted share, in the same period last year.

Balance Sheet and Net Cash Provided by Operating Activities
•	As of June 30, 2024, cash, cash equivalents, short-term deposits, and marketable securities were $1.4 billion.
•	During the six months ended June 30, 2024, net cash provided by (used in) operating activities was $113.0 million, compared to $(5.0) million in the six months ended June 30, 2023.

Key Business Highlights
•	Annual Recurring Revenue (ARR) was $868 million, an increase of 33 percent from $653 million at June 30, 2023.
o
The Subscription portion of ARR was $677 million, or 78 percent of total ARR at June 30, 2024. This represents an increase of 50 percent from $451 million, or 69 percent of total ARR, at June 30, 2023.

o	The Maintenance portion of ARR was $191 million at June 30, 2024, compared to $201 million at June 30, 2023.
•	Recurring revenue in the second quarter was $208.0 million, an increase of 32 percent from $157.8 million for the second quarter of 2023.

Recent Developments
•	CyberArk Signed a Definitive Agreement to Acquire Machine Identity Management Leader Venafi from Thoma Bravo.
•	CyberArk Supercharges Identity Security Platform with CyberArk® CORA™ AI
•	At its annual IMPACT user conference, CyberArk announced further enhancements to its identity security platform, driven by AI and Identity Threat Detection and Response (ITDR).
•	Released its 2024 Identity Security Threat Landscape Report, showing 93% Of Organizations Had Two Or More Identity-Related Breaches In The Past Year.
•
CyberArk published its fourth annual Environmental, Social, and Governance (ESG) Report, highlighting its progress enhancing initiatives across its core focus areas: Governance, Ethics, and Compliance; Cybersecurity and Data Privacy; Culture and Talent; Communities; and Environment.

Venafi Acquisition
The transaction is still expected to close in the second half of 2024, subject to required regulatory approvals, clearances, and other customary closing conditions.

Business Outlook
Based on information available as of August 8, 2024, CyberArk is issuing guidance for the third quarter and full year 2024 as indicated below.

CyberArk’s guidance for the third quarter and full year 2024 does not include contributions from the proposed acquisition of Venafi, Inc., which is expected to close in the second half of 2024, or the issuance of approximately 2.3 million CyberArk shares in connection with the closing of the proposed acquisition of Venafi, Inc.

Third Quarter 2024:
•	Total revenue is expected to be in the range of $230.0 million and $236.0 million, representing growth of 20 percent to 23 percent compared to the third quarter of 2023.
•	Non-GAAP operating income is expected to be in the range of $20.5 million to $25.5 million.
•	Non-GAAP net income per share is expected to be in the range of $0.38 to $0.49 per diluted share.
o	Assumes 48.2 million weighted average diluted shares.

Full Year 2024:
•	Total revenue is expected to be in the range of $932.0 million to $942.0 million, representing growth of 24 percent to 25 percent compared to the full year 2023.
•	Non-GAAP operating income is expected to be in the range of $107.5 million to $116.5 million.
•	Non-GAAP net income per share is expected to be in the range of $2.17 to $2.36 per diluted share.
o	Assumes 48.2 million weighted average diluted shares.
•	ARR as of December 31, 2024 is expected to be in the range of $985 million to $995 million, representing growth of 27 percent to 29 percent from December 31, 2023.
•	Non-GAAP free cash flow is expected to be in the range of $145.0 million to $155.0 million for the full year 2024.

Conference Call Information

In conjunction with this announcement, CyberArk will host a conference call on Thursday, August 8, 2024 at 8:30 a.m. Eastern Time (ET) to discuss the Company’s second quarter financial results and its business outlook. To access this call, dial +1 (888) 330-2455 (U.S.) or +1 (240) 789-2717 (international). The conference ID is 6515982. Additionally, a live webcast of the conference call will be available via the “Investor Relations” section of the company’s website at www.cyberark.com.

Following the conference call, a replay will be available for one week at +1 (800) 770-2030 (U.S.) or +1 (609) 800-9909 (international). The replay pass code is 6515982. An archived webcast of the conference call will also be available in the “Investor Relations” section of the company’s website at www.cyberark.com.

About CyberArk
CyberArk (NASDAQ: CYBR) is the global leader in identity security. Centered on intelligent privilege controls, CyberArk provides the most comprehensive security offering for any identity – human or machine – across business applications, distributed workforces, hybrid cloud environments and throughout the DevOps lifecycle. The world’s leading organizations trust CyberArk to help secure their most critical assets. To learn more about CyberArk, visit https://www.cyberark.com, read the CyberArk blogs or follow on LinkedIn, X, Facebook or YouTube.

Copyright © 2024 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Key Performance Indicators and Non-GAAP Financial Measures

Recurring Revenue
•	Recurring Revenue is defined as revenue derived from SaaS and self-hosted subscription contracts, and maintenance contracts related to perpetual licenses during the reported period.

Annual Recurring Revenue (ARR)
•
ARR is defined as the annualized value of active SaaS, self-hosted subscriptions and their associated maintenance and support services, and maintenance contracts related to the perpetual licenses in effect at the end of the reported period.

Subscription Portion of Annual Recurring Revenue
•
Subscription portion of ARR is defined as the annualized value of active SaaS and self-hosted subscription contracts in effect at the end of the reported period. The subscription portion of ARR excludes maintenance contracts related to perpetual licenses.

Maintenance Portion of Annual Recurring Revenue
•
Maintenance portion of ARR is defined as the annualized value of active maintenance contracts related to perpetual licenses. The Maintenance portion of ARR excludes SaaS and self-hosted subscription contracts in effect at the end of the reported period.

Net New Subscription ARR
•	Net new Subscription ARR refers to the difference between Subscription ARR as of March 31, 2024 and Subscription ARR as of June 30, 2024.

Annual Recurring Revenue (ARR), Subscription portion of ARR and Maintenance portion of ARR are performance indicators that provide more visibility into the growth of our recurring business in the upcoming year. This visibility allows us to make informed decisions about our capital allocation and level of investment. Each of these measures should be viewed independently of revenues and total deferred revenue as each is an operating measure and is not intended to be combined with or to replace either of those measures. ARR, Subscription portion of ARR and Maintenance portion of ARR are not forecasts of future revenues and can be impacted by contract start and end dates and renewal rates.

Non-GAAP Financial Measures
CyberArk believes that the use of non-GAAP gross profit, non-GAAP operating expense, non-GAAP operating income (loss), non-GAAP net income (loss) and free cash flow is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to gross profit, operating loss, net (loss) or net cash provided by (used in) operating activities or any other performance measures derived in accordance with GAAP.

•	Non-GAAP gross profit is calculated as GAAP gross profit excluding share-based compensation expense, and amortization of intangible assets related to acquisitions.

•
Non-GAAP operating expense is calculated as GAAP operating expenses excluding share-based compensation expense, acquisition related expenses, and amortization of intangible assets related to acquisitions.

•
Non-GAAP operating income (loss) is calculated as GAAP operating loss excluding share-based compensation expense, acquisition related expenses, and amortization of intangible assets related to acquisitions.

•
Non-GAAP net income (loss) is calculated as GAAP net (loss) excluding share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, amortization of debt discount and issuance costs, and the tax effect of non-GAAP adjustments.

•	Free cash flow is calculated as net cash provided by (used in) operating activities less purchase of property and equipment.

The Company believes that providing non-GAAP financial measures that are adjusted by, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance cost, and the tax effect of the non-GAAP adjustments and purchase of property and equipment allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. Share based compensation expense has varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expense. The Company believes that expenses related to its acquisitions, amortization of intangible assets related to acquisitions, and non-cash interest expense related to the amortization of debt discount and issuance costs do not reflect the performance of its core business and impact period-to-period comparability. The Company believes free cash flow is a liquidity measure that, after the purchase of property and equipment, provides useful information about the amount of cash generated by the business.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance costs, the tax effect of the non-GAAP adjustments, and purchase of property and equipment. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense, amortization of intangible assets related to acquisitions, and the non-recurring expenses that are excluded from the guidance, as well as changes in interest rates and foreign exchange rates, which impact other GAAP performance metrics. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating, but not limited to: the ability of the parties to consummate the proposed transaction regarding the Company’s acquisition of Venafi Holdings, Inc. (“Venafi”) in a timely manner or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, in a timely manner or at all; the potential impact of the announcement of the proposed transaction on the ability of the Company or Venafi to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company or Venafi do business, or on the Company’s or Venafi’s operating results and business generally; disruption of the current plans and operations of the Company and Venafi as a result of the proposed transaction or its announcement, including increased risks of cyberattacks; risks that Venafi’s business will not be integrated successfully into the Company’s operations; risks relating to the Company’s ability to realize anticipated benefits of the combined operations; changes to the drivers of the Company’s growth and the Company’s ability to adapt its solutions to the information security market changes and demands, including artificial intelligence (“AI”); the Company’s ability to acquire new customers and maintain and expand the Company’s revenues from existing customers; intense competition within the information security market; real or perceived security vulnerabilities, gaps, or cybersecurity breaches of the Company, or the Company’s customers’ or partners’ systems, solutions or services; risks related to the Company’s compliance with privacy, data protection and AI laws and regulations; the Company’s ability to successfully operate its business as a subscription company and fluctuation in the quarterly results of operations; the Company’s reliance on third-party cloud providers for its operations and software-as-a-service (“SaaS”) solutions; the Company’s ability to hire, train, retain and motivate qualified personnel; the Company’s ability to effectively execute its sales and marketing strategies; the Company’s ability to find, complete, fully integrate or achieve the expected benefits of additional strategic acquisitions; the Company’s ability to maintain successful relationships with channel partners, or if the Company’s channel partners fail to perform; risks related to sales made to government entities; prolonged economic uncertainties or downturns; the Company’s history of incurring net losses, the Company’s ability to generate sufficient revenue to achieve and sustain profitability and the Company’s ability to generate cash flow from operating activities; regulatory and geopolitical risks associated with the Company’s global sales and operations; risks related to intellectual property claims; fluctuations in currency exchange rates; the ability of the Company’s products to help customers achieve and maintain compliance with government regulations or industry standards; the Company’s ability to protect its proprietary technology and intellectual property rights; risks related to using third-party software, such as open-source software; risks related to stock price volatility or activist shareholders; any failure to retain the Company’s “foreign private issuer” status or the risk that the Company may be classified, for U.S. federal income tax purposes, as a “passive foreign investment company”; risks related to the Company’s Convertible Senior Notes due 2024 (the “Convertible Notes”), including the potential dilution to existing shareholders and the Company’s ability to raise the funds necessary to repurchase the Convertible Notes; changes in tax laws; the Company’s expectation to not pay dividends on the Company’s ordinary shares for the foreseeable future; risks related to the Company’s incorporation and location in Israel, including the ongoing war between Israel and Hamas and conflict in the region; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

###

Investor Relations Contact:
Srinivas Anantha, CFA
CyberArk
617-558-2132
ir@cyberark.com

Media Contact:
Nick Bowman
CyberArk
+44 (0) 7841 673378
press@cyberark.com

CYBERARK SOFTWARE LTD.
Consolidated Statements of Operations
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2024	2023	2024

Revenues:
Subscription	$106,167	$158,414	$198,887	$314,653
Perpetual license	5,090	3,637	8,972	6,588
Maintenance and professional services	64,586	62,655	129,689	125,015

Total revenues	175,843	224,706	337,548	446,256

Cost of revenues:
Subscription	17,633	22,601	33,578	43,563
Perpetual license	319	303	531	782
Maintenance and professional services	20,815	22,114	40,630	43,081

Total cost of revenues	38,767	45,018	74,739	87,426

Gross profit	137,076	179,688	262,809	358,830

Operating expenses:
Research and development	53,664	56,556	105,920	110,470
Sales and marketing	101,089	115,339	200,517	220,303
General and administrative	22,221	31,769	42,396	58,411

Total operating expenses	176,974	203,664	348,833	389,184

Operating loss	(39,898)	(23,976)	(86,024)	(30,354)

Financial income, net	11,882	13,347	21,488	27,399

Loss before taxes on income	(28,016)	(10,629)	(64,536)	(2,955)

Tax benefit (taxes on income)	2,238	(2,294)	3,730	(4,498)

Net loss	$(25,778)	$(12,923)	$(60,806)	$(7,453)

Basic loss per ordinary share	$(0.62)	$(0.30)	$(1.47)	$(0.17)
Diluted loss per ordinary share	$(0.62)	$(0.30)	$(1.47)	$(0.17)

Shares used in computing net loss
per ordinary shares, basic	41,599,364	42,948,191	41,384,895	42,689,375
Shares used in computing net loss
per ordinary shares, diluted	41,599,364	42,948,191	41,384,895	42,689,375

CYBERARK SOFTWARE LTD.
Consolidated Balance Sheets
U.S. dollars in thousands
(Unaudited)

	December 31,	June 30,
	2023	2024

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$355,933	$641,014
Short-term bank deposits	354,472	231,037
Marketable securities	283,016	528,086
Trade receivables	186,472	156,049
Prepaid expenses and other current assets	31,550	34,983

Total current assets	1,211,443	1,591,169

LONG-TERM ASSETS:
Marketable securities	324,548	30,871
Property and equipment, net	16,494	16,477
Intangible assets, net	20,202	16,665
Goodwill	153,241	153,241
Other long-term assets	214,816	227,140
Deferred tax asset	81,464	85,021

Total long-term assets	810,765	529,415

TOTAL ASSETS	$2,022,208	$2,120,584

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$10,971	$6,189
Employees and payroll accruals	95,538	75,909
Accrued expenses and other current liabilities	36,562	37,979
Convertible senior notes, net	572,340	573,824
Deferred revenues	409,219	442,223

Total current liabilities	1,124,630	1,136,124

LONG-TERM LIABILITIES:
Deferred revenues	71,413	75,887
Other long-term liabilities	33,839	31,601

Total long-term liabilities	105,252	107,488

TOTAL LIABILITIES	1,229,882	1,243,612

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	111	113
Additional paid-in capital	827,260	918,948
Accumulated other comprehensive loss	(1,849)	(1,440)
Accumulated deficit	(33,196)	(40,649)

Total shareholders' equity	792,326	876,972

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,022,208	$2,120,584

CYBERARK SOFTWARE LTD.
Consolidated Statements of Cash Flows
U.S. dollars in thousands
(Unaudited)

	Six Months Ended
	June 30,
	2023	2024

Cash flows from operating activities:
Net loss	$(60,806)	$(7,453)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	8,787	8,046
Amortization of premium and accretion of discount on marketable securities, net	(1,474)	(3,632)
Impairment of available for sale marketable securities	-	2,674
Share-based compensation	63,966	78,030
Deferred income taxes, net	(8,430)	(314)
Decrease in trade receivables	15,322	30,423
Amortization of debt discount and issuance costs	1,496	1,504
Increase in prepaid expenses, other current and long-term assets and others	(16,328)	(16,629)
Changes in operating lease right-of-use assets	3,865	3,346
Increase (decrease) in trade payables	370	(4,619)
Increase in short-term and long-term deferred revenues	10,212	37,478
Decrease in employees and payroll accruals	(17,868)	(12,394)
Increase in accrued expenses and other current and long-term liabilities	614	671
Changes in operating lease liabilities	(4,773)	(4,153)

Net cash provided by (used in) operating activities	(5,047)	112,978

Cash flows from investing activities:
Investment in short and long term deposits	(87,318)	(170,820)
Proceeds from short and long term deposits	178,603	292,675
Investment in marketable securities	(228,232)	(129,480)
Proceeds from sales and maturities of marketable securities and other	181,569	181,482
Purchase of property and equipment	(3,522)	(4,485)

Net cash provided by investing activities	41,100	169,372

Cash flows from financing activities:
Proceeds from (payment of) withholding tax related to employee stock plans	5,213	(7,361)
Proceeds from exercise of stock options	777	3,845
Proceeds in connection with employees stock purchase plan	7,695	9,771

Net cash provided by financing activities	13,685	6,255

Increase in cash and cash equivalents	49,738	288,605

Effect of exchange rate differences on cash and cash equivalents	(892)	(3,524)

Cash and cash equivalents at the beginning of the period	347,338	355,933

Cash and cash equivalents at the end of the period	$396,184	$641,014

CYBERARK SOFTWARE LTD.
Reconciliation of GAAP Measures to Non-GAAP Measures
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Net cash provided by (used in) operating activities to Free cash flow:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2024	2023	2024

Net cash provided by (used in) operating activities	$(10,868)	$44,343	$(5,047)	$112,978
Less:
Purchase of property and equipment	(1,747)	(2,620)	(3,522)	(4,485)

Free cash flow	$(12,615)	$41,723	$(8,569)	$108,493

GAAP net cash provided by investing activities	35,816	152,476	41,100	169,372
GAAP net cash provided by financing activities	8,468	4,376	13,685	6,255

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2024	2023	2024

Gross profit	$137,076	$179,688	$262,809	$358,830
Plus:
Share-based compensation (1)	4,379	5,413	8,332	10,233
Amortization of share-based compensation capitalized in software development costs (3)	103	81	206	153
Amortization of intangible assets (2)	1,705	1,705	3,409	3,409

Non-GAAP gross profit	$143,263	$186,887	$274,756	$372,625

Reconciliation of Operating Expenses to Non-GAAP Operating Expenses:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2024	2023	2024

Operating expenses	$176,974	$203,664	$348,833	$389,184
Less:
Share-based compensation (1)	27,991	35,118	55,634	67,797
Amortization of intangible assets (2)	134	125	271	250
Acquisition related expenses	-	5,281	-	5,281

Non-GAAP operating expenses	$148,849	$163,140	$292,928	$315,856

Reconciliation of Operating Loss to Non-GAAP Operating Income (Loss):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2024	2023	2024

Operating loss	$(39,898)	$(23,976)	$(86,024)	$(30,354)
Plus:
Share-based compensation (1)	32,370	40,531	63,966	78,030
Amortization of share-based compensation capitalized in software development costs (3)	103	81	206	153
Amortization of intangible assets (2)	1,839	1,830	3,680	3,659
Acquisition related expenses	-	5,281	-	5,281

Non-GAAP operating income (loss)	$(5,586)	$23,747	$(18,172)	$56,769

Reconciliation of Net Loss to Non-GAAP Net Income (Loss):
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2024	2023	2024

Net loss	$(25,778)	$(12,923)	$(60,806)	$(7,453)
Plus:
Share-based compensation (1)	32,370	40,531	63,966	78,030
Amortization of share-based compensation capitalized in software development costs (3)	103	81	206	153
Amortization of intangible assets (2)	1,839	1,830	3,680	3,659
Acquisition related expenses	-	5,281	-	5,281
Amortization of debt discount and issuance costs	748	752	1,496	1,504
Gain from investment in privately held companies	(294)	-	(294)	-
Taxes on income related to non-GAAP adjustments	(7,708)	(9,457)	(13,914)	(19,209)

Non-GAAP net income (loss)	$1,280	$26,095	$(5,666)	$61,965

Non-GAAP net income (loss) per share
Basic	$0.03	$0.61	$(0.14)	$1.45
Diluted	$0.03	$0.54	$(0.14)	$1.30

Weighted average number of shares
Basic	41,599,364	42,948,191	41,384,895	42,689,375
Diluted	46,065,943	47,900,949	41,384,895	47,804,286

(1) Share-based Compensation :
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2024	2023	2024

Cost of revenues - Subscription	$978	$1,617	$1,810	$3,029
Cost of revenues - Perpetual license	12	7	19	12
Cost of revenues - Maintenance and Professional services	3,389	3,789	6,503	7,192
Research and development	7,192	8,157	13,930	15,717
Sales and marketing	13,595	16,912	28,190	31,791
General and administrative	7,204	10,049	13,514	20,289

Total share-based compensation	$32,370	$40,531	$63,966	$78,030

(2) Amortization of intangible assets :
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2024	2023	2024

Cost of revenues - Subscription	$1,705	$1,705	$3,409	$3,409
Sales and marketing	134	125	271	250

Total amortization of intangible assets	$1,839	$1,830	$3,680	$3,659

(3) Classified as Cost of revenues - Subscription.